N E W S   R E L E A S E

OzEmail Launches SouthernX

FOR MORE INFORMATION CONTACT:

Helen Forde - Sydney, Australia - (+61 2) 9433 2461, (+61 411) 530 461

Sydney, Australia, 14 September, 1998 - OzEmail Limited (NASDAQ: OZEMY), the leading provider of comprehensive Internet services in Australasia today launched 'SouthernX' (pronounced Southern Cross), an Australian and New Zealand email search directory.

"We want SouthernX to become effectively an online telephone book listing email addresses. It will be the easiest and quickest way to find the forgotten email address of one of your friends or even to track down your favourite clothing store online," said OzEmail President and Chief Operating Officer, David Spence. "This new OzEmail service will fill the gap in our marketplace for an easy-to-use and regionally-focused email directory service."

SouthernX's simple interface and navigational features allow Internet users to effectively search the database for personal or business email details. To search, the user must know at least a person's last name or the name of the business or organisation they are trying to contact, much like a telephone directory. The database allows other search combinations including first name, email domain, state or country. Wildcards can also be used to maximise search results.

"With this consumer directory service, you only register your details if you want to be listed in the SouthernX database," added Mr Spence. "If you register a friend's details, they are sent an email to confirm that they are happy for their details to be submitted in the SouthernX database before their details are added."

To help foster the development and growth of SouthernX as the premier email search directory for Australian and New Zealand Internet users, a three-tiered SouthernX Partner Program has been established. Interested partners can choose from a free link to the SouthernX Web site, a co-branded Partner site or a Private Label Partner site in which the SouthernX search site is entirely branded by the partner.

"One of the keys to SouthernX's success will be its distribution," said Mr Spence. "We warmly welcome interest from other Internet service providers, search engines and Web site owners who wish to take part in our SouthernX partner program and offer their customers direct access to this new email search facility."

To herald the arrival of SouthernX, consumers who register their details with SouthernX before 7 October, 1998, will be placed in the SouthernX competition draw to win a new Apple iMac computer.

"So to make your business more readily accessible for Internet users or to find your long lost friend who you know is connected to the Net, register and start using SouthernX now," concluded Mr Spence.

SouthernX's Web site address is http://www.southerncross.aust.com

About OzEmail

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statements on Form F-1 dated August 26, 1998, August 25, 1998 and May 28, 1996, its 1997 Form 10-K dated May 15,1998, 1996 Form 10-K dated March 31, 1997, its quarterly reports on Form 6-K dated August 14, 1998, and May 15, 1998, its Amendment No. 1 to Form 10-Q for the period to September 30, 1997, dated May 21, 1998, its Amendment No. 1 to Form 10-Q for the period to June 30, 1997, dated May 21, 1998,and its Form 10-Qs dated August 13, 1996, November 14, 1996, and May 8, 1997.